# VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

JOHN S. MARTEN
312-609-7753
jmarten@vedderprice.com


SUPPL

April 13, 2006

**VIA FEDEX**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

06012584

SEC MAIL PROCESSING SECTION RECEIVED APR 14 2006 WASH, D.C. 185

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

Sincerely,

John S. Marten

JSM/ect
Enclosures
cc: Kristin Rice
Mark L. Winget, Esq.

CHICAGO/#1385554.10

## SCHEDULE A

## DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Notification of Interests of Directors and Connected Persons dated March 3, 2006
- Update of Number of Securities Quoted on ASX dated March 1, 2006
- Block Listing Application dated March 14, 2006
- Appendix 3Y - Change of Director's Interest Notice
- Return of Allotment of Shares dated March 1, 2006
- Return of Allotment of Shares dated March 8, 2005
- Return of Allotment of Shares dated March 15, 2005
- Return of Allotment of Shares dated March 22, 2005
- Return of Allotment of Shares dated March 29, 2005